[redacted]

11022687

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 27 2011
REGISTRATIONS BRANCH
13

KW 7/14

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48782

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **May 1, 2010** (MM/DD/YY) AND ENDING **April 30, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **McDuffie-Morris Financial Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Broadriver Road
(No. and Street)

Ormond Beach, Florida 32174-8744
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clifton Morris, Jr., CLU, ChFC **Office number 1-888-484-1095** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Korwek & Company, PA
(Name – *if individual, state last, first, middle name*)

1113 Odenton Road **Odenton, Maryland 21113-1606**
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 7/15

OATH OR AFFIRMATION

I, CLIFTON MORRIS JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCDUFFIE MORRIS FINANCIAL GROUP INC, as of APRIL 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

SUSAN E. WILLOR
Notary Public - State of Florida
My Commission Expires Feb 8, 2012
Commission # DD 734303
Bonded Through National Notary Assn.

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McDUFFIE-MORRIS
FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

APRIL 30, 2011 AND 2010

KORWEK & COMPANY, P.A.
Certified Public Accountants

McDUFFIE-MORRIS
FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

APRIL 30, 2011 AND 2010

KORWEK & COMPANY, P.A.
Certified Public Accountants

CONTENTS

	Page
AUDITORS' REPORT	3
FINANCIAL STATEMENTS	
STATEMENTS OF FINANCIAL CONDITION	4
STATEMENTS OF OPERATIONS	5
STATEMENTS OF STOCKHOLDER EQUITY and OTHER COMPREHENSIVE INCOME	6
STATEMENTS OF CASH FLOWS	7
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	8
NOTES TO FINANCIAL STATEMENTS	9
SUPPLEMENTAL INFORMATION	
ADJUSTMENT OF STOCKHOLDER EQUITY	14
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	15
RECONCILIATION OF FORM X-17A-5, SCHEDULE II ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE TO AUDITED FINANCIAL STATEMENTS	16
RECONCILIATION OF FORM X-17A-5, SCHEDULE II-A COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED FINANCIAL STATEMENTS	17
INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL	18-19

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

INDEPENDENT AUDITORS' REPORT

Board of Directors
McDuffie-Morris Financial Group, Inc.

We have audited the accompanying statements of financial condition of McDuffie-Morris Financial Group, Inc. as of April 30, 2011 and 2010 and the related statements of operations, stockholder equity and other comprehensive income, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McDuffie-Morris Financial Group, Inc. as of April 30, 2011 and 2010 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KORWEK & COMPANY, PA

June 6, 2011

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
APRIL 30, 2011 AND 2010

ASSETS

	2011	2010
CURRENT ASSETS		
Cash and cash equivalents	$ 22,184	$ 24,773
Commissions receivable	-	-
Prepaid insurance and expenses	-	-
Total current assets	22,184	24,773
PROPERTY AND EQUIPMENT, net		
Furniture and fixtures	12,627	12,627
Leasehold improvements	8,266	8,266
Less accumulated depreciation	(20,893)	(20,893)
Net property and equipment	-	-
OTHER ASSETS	-	-
	$ 22,184	$ 24,773

LIABILITIES AND STOCKHOLDER EQUITY

	2011	2010
CURRENT LIABILITIES		
Accounts payable and other accrued liabilities	$ 8,021	$ 8,673
Payroll tax liabilities	134	-
Total current liabilities	8,155	8,673
LONG-TERM OBLIGATIONS - net of current maturities	-	-
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDER EQUITY		
Capital stock, $10 stated value, authorized 1,000 shares; issued and outstanding, 700 shares	7,000	7,000
Additional paid-in capital	1,995	1,995
Retained earnings	5,034	7,105
	14,029	16,100
	$ 22,184	$ 24,773

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 2011 AND 2010

	2011	2010
REVENUE		
Revenue from sale of investment company shares	$ 248,056	$ 284,237
Market gain (loss) on firm securities investment accounts	-	-
Other revenue	56	284
Total revenue	248,112	284,521
EXPENSES		
Salaries and other employment costs voting stockholder officer	38,916	121,119
Other compensation and benefits	159,841	108,647
Interest expense	362	168
Regulatory fees and expenses	2,022	3,027
Other expenses	49,042	46,094
Total expenses	250,183	279,055
Net income before income taxes	(2,071)	5,466
Provision for income taxes		
Federal refund	-	-
State	-	-
	-	-
NET INCOME	$ (2,071)	$ 5,466

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF STOCKHOLDER EQUITY
AND OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED APRIL 30, 2011 AND 2010

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
Balance at May 1, 2009	$ 7,000	$ 1,995	$ 1,639	$ 10,634
Net income from operations	-	-	5,466	5,466
Return of Capital			-	-
Other Comprehensive Income	-	-	-	-
Balance at April 30, 2010	7,000	1,995	7,105	16,100
Net income from operations	-	-	(2,071)	(2,071)
Return of Capital			-	-
Other Comprehensive Income	-	-	-	-
Balance at April 30, 2011	$ 7,000	$ 1,995	$ 5,034	$ 14,029

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2011 AND 2010

	2011	2010
CASH FROM OPERATING ACTIVITIES		
Net income	$ (2,071)	$ 5,466
Adjustments to reconcile net income to net cash		
Depreciation and amortization	-	-
Changes in assets and liabilities:		
(Increase) decrease:		
Commissions receivable	-	-
Prepaid insurance and expenses	-	803
Increase (decrease):		
Accounts payable and other accrued liabilities	(652)	(1,641)
Payroll tax liabilities	134	(3,821)
Cash provided (used) by operating activities	(2,589)	807
CASH (PROVIDED) USED BY INVESTING ACTIVITIES		
Acquisition of property and equipment	-	-
Purchase (sale) of investments	-	-
Cash (provided) used for investing activities	-	-
CASH FROM FINANCING ACTIVITIES		
Return of Capital	-	-
Cash used for financing activities	-	-
INCREASE (DECREASE) IN CASH	(2,589)	807
CASH, BEGINNING OF YEAR	24,773	23,966
CASH, END OF YEAR	$ 22,184	$ 24,773
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$ -	$ -
Interest	$ 362	$ 168

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED APRIL 30, 2011 AND 2010

	2011	2010
Liabilities subordinated to general creditors at beginning of period	$ -	$ -
Changes	-	-
Liabilities subordinated to general creditors at end of period	$ -	$ -

The accompanying notes are an intergral part of these financila statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer concentrating in mutual funds, deferred investments, and related insurance products. The Company was incorporated in the state of Maryland and started operations in October 1995 It subsequently moved its charter to the state of Florida in December 2003. The Company maintains a branch office in Maryland, with the main office in Florida. The Company is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA)

Preparation of financial statements in accordance with generally accepted accounting principles in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and reported amounts of revenues and expenses, during the reporting period. On an ongoing basis, the company evaluates its estimates, including those related to the allowance for uncollectible accounts receivable, depreciation methods, and lives of equipment. The company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. Management has evaluated subsequent events through June 6, 2011, the date the financial statements were available to be issued.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Cash and Cash Equivalents – The Company considers investments in money market accounts and certificates of deposit with maturities of three months or less to be cash equivalents.

Marketable Securities – Marketable securities are investments, which are considered available for sale and thus valued at fair market value.

Depreciation and Amortization – Depreciation is computed using either an accelerated method or straight line of depreciation, whichever is consistent with the method utilized to prepare the Company's tax return, over the estimated useful lives of the applicable assets. For the years ended April 30, 2010 and 2009, management has recorded depreciation under provisions of the tax code, which permit accelerated allowances in the acquisition year of the assets, which is not permitted under GAAP. If the generally accepted accounting principles had been followed, depreciation expense for the years ended April 30, 2010 and 2009 would be decreased by $-0- and $-0-, respectively. Expenditures for items considered to be maintenance and repair are charged to expense as incurred.

Advertising costs – Advertising costs are expensed as incurred. Advertising expense for the years ended April 30, 2011 and 2010 was $-0- and $-0-, respectively.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition – Commissions and fees earned on initial investment contracts are recognized as the contracts are accepted and executed by the investment companies. Subsequent commissions and fees are recognized when notified by the investment companies. Earned commissions may subsequently be forfeited should a client decide to cancel their investment in an annuity or life insurance product within the initial one year period. Such charge backs are recognized when incurred. Other commissions subsequently deemed uncollectible are written off using the direct write-off method.

Earnings per share – Earnings per share are calculated using the weighted average of shares of capital stock outstanding during each year. The loss per share for the year ended April 30, 2011 amounted to $(2.07) and the earnings per share for the year ending April 30, 2010 amounted to $5.47.

Comprehensive Income – There is no difference between income and loss from operations and other comprehensive income or loss.

Income taxes – The Company files its federal and state income tax returns using the accrual basis of accounting. As such, there are no timing differences between the financial statements and the tax returns. Accordingly, no provision for deferred income taxes has been included in these financial statements.

Fair value of financial instruments – The Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets consist of cash and receivables. Liabilities consist of accounts payable and accrued expenses.

Subsequent events – Management considers events occurring after the balance sheet date which might have an impact on the Company's results of operations, asset or liability balances presented in the accompanying financial statements, Management has evaluated subsequent events through June 6, 2011, which is the date the financial statements were available to be issued.

NOTE B - COMMISSIONS RECEIVABLE

There are no Commissions receivables as of April 30, 2011 and 2010. Management regularly evaluates the collectability of the Company's receivables and consequently believes that as of April 30, 2011 and 2010, no allowance for doubtful receivables is required.

NOTE C - MARKETABLE SECURITIES

As of April 30, 2011 and 2010, the Company has no marketable securities.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consist of furniture and fixtures. Depreciation and amortization expense for the year ended April 30, 2011 and 2010 amounted to $-0- and $-0-, respectively. Expenditures for maintenance and repairs amounted to $2,734 and $1,098 for the years ended April 30, 2011 and 2010, respectively.

NOTE E - SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the year ended April 30, 2011.

NOTE F - INCOME TAXES

The Company's provision for income taxes for the year ended April 30, 2011 amounted to $-0-, resulting from the Company generating a net operating loss in the current year. For the period ended April 30, 2010, the Company utilized $5,466 in prior operating losses in has available a net operating loss carry forward of $1,302 to be used in subsequent years, the current years loss has added to the available carryover. Generally, net operating losses can be carried back to the two years preceding the loss year and then forward for the next twenty years following the loss year.

NOTE G - EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under sub-paragraph (k) because the Company's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Company promptly transmits all funds. Accordingly, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. The rule of the "applicable" exchange provides that equity capital may not be withdrawn for dividends if the resulting net capital ratio would exceed 10 to 1. At April 30, 2011 and 2010 the Company had net capital of $14,029 and $16,100, respectively, which was $9,029 and $11,100 in excess of its required net capital of $5,000.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2011 AND 2010

NOTE I - MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES

The officer and sole shareholder of the Company is also a principal in other entities, exercising common control, which could affect the operating results or financial position of the Company. These results could be significantly different from those that would have been obtained if the Company was autonomous. Even though these related parties do not charge management fees to each other, they do share certain common resources, equipment and personnel with no fees being charged. The Company pays no rent for its office locations, nor does it have any formal lease agreements in place.

NOTE J - CONCENTRATIONS OF CREDIT RISK

The Company conducts its business primarily in the states of Maryland and Florida, and therefore could be materially affected by economic fluctuations in those geographic areas as well as changes in the investment choices of its customer base.

SUPPLEMENTAL INFORMATION

McDUFFIE-MORRIS FINANCIAL GROUP, INC.

ADJUSTMENT OF STOCKHOLDER EQUITY

APRIL 30, 2011

		2011		2010
Stockholder equity from statement of financial condition	$	14,029	$	16,100
Excess of market value over cost on short-term marketable securities		-		-
Adusted stockholder equity	$	14,029	$	16,100

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2011 AND 2010

	2011	2010
NET CAPITAL		
Adjusted stockholder equity	$ 14,029	$ 16,100
Additions to net capital	-	-
Deduct stockholder equity not qualified for net capital	-	-
Total ownership equity qualified for net capital	14,029	16,100
Add liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Other (deduction) or allowable creditors (lists)	-	-
Total capital and allowable subordinated liabilities	14,029	16,100
Deductions and/or charges		
Non-allowable assets		
Petty cash	-	-
Commissions and accounts receivable	-	-
Prepaid insurance and expenses	-	-
Prepaid taxes	-	-
Property and equipment, less 50% of secured liability	-	-
Other assets	-	-
Secured demand note deficiency	-	-
Commodity futures and spot commodities	-	-
Proprietary capital charges	-	-
Net capital before haircut on securities positions	14,029	16,100
Haircuts on securities		
Contractural securities commitments	-	-
Subordinated securities borrowings	-	-
Trading and investment securities	-	-
Stocks	-	-
Exempted securities	-	-
Debt securities	-	-
Options	-	-
Other securities	-	-
Undue concentrations	-	-
Other	-	-
Net Capital	$ 14,029	$ 16,100
NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital in excess of requirements	9,029	11,100
	$ 14,029	$ 16,100
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ 8,155	$ 8,673
Less adjustments		
Secured notes payable	-	-
Deferred taxes	-	-
Net Aggregate Indebtedness	$ 8,155	$ 8,673
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	58.13%	53.87%

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
RECONCILIATION OF FORM X-17A-5, SCHEDULE II
ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE
TO AUDITED FINANCIAL STATEMENTS
APRIL 30, 2011

	Per Unaudited Form X-17 A-5	Audited Statement of Operations	Differences
REVENUE			
Commissions on transactions in exchange listed equity securities executed on an exchange	$ -	$ -	$ -
Commissions on listed options transactions	-	-	-
All other securities commissions	-	-	-
Gains or losses on firm securities investment accounts	-	-	-
Revenue from the sale of investment company shares	248,113	248,056	57
Fees for supervision, investment, advisory and administrative services	-	-	-
Other revenue	-	56	(56)
Total revenue	248,113	248,112	1
EXPENSES			
Salaries and other employment costs (including management fees) voting shareholder officers	122,805	21,611	101,194
Other compensation and benefits	74,342	177,146	(102,804)
Interest expense	362	362	-
Regulatory fees and expenses	1,848	2,022	(174)
Other expenses (including state income tax)	50,827	49,042	1,785
Total expenses	250,184	250,183	1
Net income before provision for federal income taxes	(2,071)	(2,071)	-
Provision for federal income taxes	-	-	-
NET INCOME	(2,071)	(2,071)	-

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
RECONCILIATION OF FORM X-17A-5 SCHEDULE II-A
COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED
FINANCIAL STATEMENTS
APRIL 30, 2011

Net capital per unaudited Form X-17A-5 Schedule IIA		$ 14,028
Increases		
Refund of federal income tax	-	
Decrease prepaid tax deposits	-	
Rounding differences	1	
		1
Decreases		
Increase Federal income tax provision currently payable	-	
Increase State income tax provision currently payable	-	
Decrease in deferred income taxes payable	-	
		-
Net capital per supplemental schedule in audited financial statement (page 15) computed in accordance with rule 15c3-1 of the Securities and Exchange Commission		$ 14,029

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
McDuffie-Morris Financial Group, Inc.

We have examined the financial statements of McDuffie-Morris Financial Group, Inc. for the year ended April 30, 2011 and 2010, and have issued our report thereon dated June 6, 2011. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by McDuffie-Morris Financial Group, Inc. that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of an internal accounting control system are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not

necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of McDuffie-Morris Financial Group, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the State of Florida, the State of Maryland and other states' securities regulators and should not be used for any other purpose.

KORWEK & COMPANY, PA

June 6, 2011